SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

402635304 (CUSIP Number)

May 3, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 402635304	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Mike Liddell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER
1,242,805
6 SHARED VOTING POWER
43,086
7 SOLE DISPOSITIVE POWER
1,242,805
8 SHARED DISPOSITIVE POWER
43,086

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,285,891
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.9%**
12	TYPE OF REPORTING PERSON*

IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

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SCHEDULE 13G/A

This Amendment No. 3, relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of Gulfport Energy Corporation, a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to the Schedule 13G filed with the Commission on January 14, 1999; as amended by Amendment No. 1 filed with the Commission on October 8, 1999; as amended by Amendment No. 2 filed with the Commission on February 13, 2001 (collectively such Schedule 13G, as amended, the “Schedule 13G”). Mike Liddell is the Chairman of the Issuer. Mr. Liddell is deemed to beneficially own 1,285,891 shares of Common Stock, including 1,113,070 shares of Common Stock held of record by Liddell Investments, L.L.C., of which Mr. Liddell is the sole member, 43,086 shares of Common Stock held by certain family members of Mr. Liddell and 548,724 shares of Common Stock issuable on the exercise of options exercisable within 60 days of the as of the date hereof. Mr. Liddell has not acquired the shares of Common Stock with any purpose, or with any effect of, changing or influencing the control of the Issuer, or as a participant in any transaction having that purpose or effect.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

Item 1(b) of the Schedule 13G is amended and restated as follows:

14313 North May Avenue. Suite 100 Oklahoma City, OK 73134

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

Item 2(b) of the Schedule 13G is amended and restated as follows:

14313 North May Avenue. Suite 100 Oklahoma City, OK 73134

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Item 4	Ownership.

Item 4 of the Schedule 13G is amended and restated in its entirety as follows:

(a) Mr. Liddell is the beneficial owner of 1,113,070 shares of Common Stock, which are held by Liddell Investments, L.L.C., of which Mr. Liddell is the sole member, 43,086 shares of Common Stock held by certain family members of Mr. Liddell and 548,724 shares of Common Stock issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of the date hereof.

(b) Mr. Liddell is the beneficial owner of 3.9% of the Common Stock, determined by dividing the 1,285,891 shares of Common Stock beneficially owned by Mr. Liddell by 32,970,326, the number of shares of Common Stock outstanding as of May 10, 2006.

(c) Mr. Liddell has the sole power to vote and dispose of 1,242,805 shares of Common Stock and may be deemed to have shared power to vote 43,086 shares of Common Stock.

Mr. Liddell disclaims beneficial ownership of 43,086 shares of Common Stock owned by certain of his family members.

Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Schedule 13G is amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 15, 2006

/s/ Mike Liddell
Mike Liddell

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